UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 2)*

            Under the Securities Exchange Act of 1934



                  NEW YORK REGIONAL RAIL CORP.
 ______________________________________________________________
                        (Name of Issuer)


      Series D Preferred Stock, Par Value $0.001 per share
           Common Shares, Par Value $0.0001 per share
 ______________________________________________________________
                  (Title of Class of Securities


                           649768 10 8
                  ____________________________
                         (CUSIP Number)


                        Transit Rail LLC
                        2730 Transit Road
       West Seneca, New York 14224 (Phone: (716) 675-1200)
 ______________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                        Gregory Photiadis
              Duke, Holzman, Yaeger & Photiadis LLP
                      1800 Main Place Tower
                    Buffalo, New York  14202

                        December 27, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 2

CUSIP NO.  649768 10 8

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Transit Rail LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)_X_
                                                           (b)___

       Transit Rail LLC and Gordon Reger are members of a group.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          2,100 Class D Preferred Shares
BY EACH REPORTING           and 2,083,333 Common Shares
PERSON WITH
                     8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            2,100 Class D Preferred Shares
                            2,083,333 Common Shares
                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,100 Class D Preferred Shares
     2,083,333 Common Shares

     Total:  2,085,433 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.47% of the Preferred Stock of the Issuer (Series C and D)
     100% of the Series D class of the Preferred Stock
     1.04% of the Common Stock of the Issuer

14.  TYPE OF REPORTING PERSON:

      PN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 2

CUSIP NO.  649768 10 8

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Gordon Reger

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)_X_
                                                           (b)___

       Transit Rail LLC and Gordon Reger are members of a group.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          100,000
BY EACH REPORTING
PERSON WITH
                     8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            100,000 Common Shares

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000 Common Shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.05% of the Outstanding Common Shares


14.  TYPE OF REPORTING PERSON:

      IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 2

INTRODUCTION

      This Amendment No. 2 reports the ownership of shares by Transit Rail LLC ("Transit") and Gordon Reger ("Reger"). Reger controls Transit. Transit and Reger are referred to herein, together, as the Reporting Persons.

     The ownership of shares of Class D Preferred Stock was previously reported by Transit in a Schedule 13D that was filed with the Securities and Exchange Commission on February 12, 2004 and then amended by Amendment No. 1 to Schedule 13D that was filed with the Securities and Exchange Commission on April 12, 2004 ("Amendment No. 1"). Since the filing of such Amendment No. 1 to Schedule 13D, the ownership of the Shares by Transit has changed and the number of Shares now held by Transit is 2,100 shares of Class D Preferred Stock. In addition, Transit acquired 2,083,333 shares of common stock on July 1, 2004. The number of common shares held by Reger, 100,000 common shares, is unchanged and was originally reported in Amendment No. 1.

     As a result of Transit's share ownership reaching 2,100 shares of Class D Preferred Stock, pursuant to an Investment Agreement dated February 4, 2004 between the Issuer and Transit which was incorporated by referenced in Transit's original filing on Schedule 13D as Exhibit 10.1 (the "Investment Agreement") and a Tri-Party Agreement dated February 4, 2004, among Transit, the Issuer and John Marsala which was incorporated by reference in Transit's original filing on Schedule 13D as Exhibit 10.2 (the "Tri-Party Agreement"), upon exercise of certain rights under the Tri-Party Agreement Transit will have 254,083,333 million votes on any matter coming before the shareholders of the Issuer. Transit has not exercised such rights but may do so at any time. If such exercise pursuant to the Tri-Party Agreement is effected, Transit would have control of the Issuer.

      The proxy granted to Transit as of February 4, 2004, entitling Transit to 132,000,000 votes on any matter coming before the shareholders of the Issuer (approximately 39.8% of the voting interests of the Issuer), as described in Transit's original filing on Schedule 13D, has expired by its terms and is no longer of any effect.

      The Cover Page for the Reporting Persons Schedule 13D, as amended by Amendment No. 1, is hereby amended as shown in this Amendment No. 2. Item 5 is hereby amended as shown in this Amendment No. 2. All other Items remain unchanged from the
Schedule 13D filed on February 12, 2004, as amended by Amendment
No. 1.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Transit hereby reports beneficial ownership, in the manner hereinafter described, of 2,100 shares of Series D Preferred Stock of the Issuer (the "Shares"), representing approximately 0.001% of the outstanding equity shares of the Issuer and, currently, no voting rights. The foregoing percentage assumes the Issuer has 200,000,000 common and 442,100 preferred shares (Series C and D) outstanding. Transit purchased 250 Shares from the Issuer on March 22, 2004, pursuant to a "put" notice received from the Issuer as of March 22, 2004. Transit paid $1,000 per Share, as previously agreed with the Issuer pursuant to an Investment Agreement dated February 4, 2004 between the Issuer and Transit which was incorporated by referenced in Transit's original filing on Schedule 13D as
Exhibit 10.1 (the "Investment Agreement"). Transit then purchased 250 Shares from the Issuer on May 4, 2004 pursuant to a "put" notice received from the Issuer as of April 28, 2004. Transit then purchased 250 Shares from the Issuer on August 17, 2004 pursuant to a "put" notice received from the Issuer as of July 7, 2004 and agreement as of August 12, 2004. Transit then purchased 250 Shares from the Issuer on October 25, 2004 pursuant to a "put" notice received from the Issuer as of October 18, 2004. Transit then purchased 200 Shares from the Issuer on November 24, 2004 pursuant to a "put" notice received from the Issuer as of November 18, 2004. Transit paid $1,000 per Share, as previously agreed with the Issuer pursuant to the Investment Agreement. Transit then purchased 400 Shares from the Issuer on December 23, 2004 pursuant to a "put" notice received from the Issuer as of December 13, 2004 and a "put" notice received from the Issuer as of December 17, 2004. Transit paid $1,000 per Share, as previously agreed with the Issuer pursuant to the Investment Agreement. On July 1, 2004, Transit acquired 2,083,333 shares of Common Stock of the Issuer.

        Reger hereby reports beneficial ownership of 100,000 common shares of the Issuer (the "Common Shares").

(b) Transit has sole voting and sole dispositive power over its 2,100 Shares of Series D Preferred Stock and sole voting and dispositive power over its 2,083,333 common shares. Reger has sole voting and dispositive power over his 100,000 common shares. As a result of Transit's share ownership reaching 2,100 shares of Class D Preferred Stock, pursuant to an Investment Agreement dated February 4, 2004 between the Issuer and Transit which was incorporated by referenced in Transit's original filing on
Schedule 13D as Exhibit 10.1 (the "Investment Agreement") and a Tri-Party Agreement dated February 4, 2004, among Transit, the Issuer and John Marsala which was incorporated by reference in Transit's original filing on Schedule 13D as Exhibit 10.2 (the "Tri-Party Agreement"), upon exercise of certain rights under the Tri-Party Agreement Transit will have 254,083,333 million votes on any matter coming before the shareholders of the Issuer. Transit has not exercised such rights but may do so at any time. If such exercise pursuant to the Tri-Party Agreement is effected, Transit would have control of the Issuer. The proxy granted to Transit as of February 4, 2004, entitling Transit to 132,000,000 votes on any matter coming before the shareholders of the Issuer (approximately 39.8% of the voting interests of the Issuer), as described in Transit's original filing on Schedule 13D, has expired by its terms and is no longer of any effect.


(c)    The Common Shares held by Reger were purchased as follows:
50,000 Common Shares were purchased on September 22, 2003, 32,000
Common Shares on September 23, 2003, and 18,000 Common Shares on
September 26, 2003, all in open market transactions.

(d)  Not applicable

(e)  Not applicable

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 27th day of December, 2004.


TRANSIT RAIL LLC

    By:  TRWS Limited Partnership

    By:  Reman LLC, its general partner

    By:  /s/ Gordon Reger
             Gordon Reger, Member



/s/Gordon Reger
   Gordon Reger, Individually